UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of July 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

Paris, July 25, 2014

EDF AND VEOLIA HAVE COMPLETED THEIR TRANSACTION ASSOCIATED WITH DALKIA OPERATIONS

EDF and Veolia have just closed the transaction associated with the agreement signed on March 25, 2014 related to their joint subsidiary Dalkia, one of the world’s leading provider of energy services.

As part of this agreement, EDF has acquired all of the Dalkia’s Group activities in France (including Citelum), under Dalkia’s brand, while Dalkia’s international operations are taken by Veolia.

This transaction, announced in October 2013, was subject to the approval of the relevant competition authorities, obtained at the end of June 2014.

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About EDF

EDF Group, one of the leaders in the European energy market, is an integrated energy company active in all areas of the business: generation, transmission, distribution, energy supply and trading. The Group is the leading electricity producer in Europe. In France, it has mainly nuclear and hydropower generation facilities where 95.9% of the electricity output is CO2-free. EDF’s transmission and distribution subsidiaries in France operate 1,285,000 km of low and medium voltage overhead and underground electricity lines and around 100,000 km of high and very high voltage networks. The Group is involved in supplying energy and services to approximately 28.5 million customers in France. The Group generated consolidated sales of €75.6 billion in 2013, of which 46.8% outside of France. EDF is listed on the Paris Stock Exchange and is a member of the CAC 40 index.

About Veolia

Veolia is the global leader in optimized resource management. With over 200,000 employees* worldwide, the Group designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 86 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia Environnement (Paris Euronext: VIE and NYSE: VE) recorded consolidated revenue of €22.3 billion* in 2013. www.veolia.com (*) Excluding Transdev employees and revenue currently under divestment

VEOLIA CONTACTS

Media Relations

Laurent Obadia & Sandrine Guendoul : + 33 1 71 75 12 52

Analysts and Investors

Ronald Wasylec + 33 1 71 75 12 23

Ariane de Lamaze + 33 1 71 75 06 00

Terri Anne Powers (USA) +1 312 552 2890

EDF CONTACTS Media Relations Carole Trivi & Alison Marquilly : +33 1 40 42 46 37 Analysts and Investors Carine de Boissezon & Kader Hidra : +33 1 40 42 45 53

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer